Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Pre-tax income from continuing operations	$59,935	$51,926	$39,166	$45,205	$63,526

Fixed Charges:
Interest expense	$9,589	$6,289	$1,885	$4,968	$1,140
Amortized premiums	—	91	61	61	61
Interest component of rental expense(1)	673	554	479	692	648

Total Fixed Charges	$10,262	6,934	$2,425	$5,721	$1,849

Pre-tax income from continuing operations plus fixed charges	$70,197	58,860	$41,591	$50,926	$65,375

Ratio of Earnings to Fixed Charges	6.8x	8.5x	17.2x	8.9x	35.4x

	Quarter Ended	First Half Ended
	July 2, 2005	July 2, 2005
Income before income taxes	$19,163	$34,409

Fixed Charges:
Interest expense	$2,396	$4,814
Interest component of rental expense(1)	170	340

Total Fixed Charges	$2,566	$5,154

Income before income taxes plus fixed charges	$21,729	$39,563

Ratio of Earnings to Fixed Charges	8.5x	7.7x

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002. If the Company had adopted this accounting change beginning January 1, 2000, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 36.2x and 9.5x for the years ended December 31, 2000 and 2001.
(1) Represents appropriate portion (1/3) of rental expense.